Renegy Holdings, Inc.
301 West Warner Road, Suite 132
Tempe, Arizona 85284
August 31, 2007
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Facsimile: (202) 772-9218

Attn:	Ms. Peggy Fisher, Assistant Director, Division of Corporation Finance
Mr. Eduardo Aleman, Attorney, Division of Corporation Finance

	Re:	Renegy Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-144110)
Acceleration Request
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Renegy Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 4 p.m., Eastern Time, on Wednesday, September 5, 2007, or as soon thereafter as practicable.
     The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please provide a copy of the Commission’s order declaring the registration statement effective to Bradley L. Finkelstein and Daniel J. Rodriguez via facsimile at (650) 493-6811 and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304.
Sincerely,
RENEGY HOLDINGS, INC.

Robert W. Zack
President, Chief Executive Officer and Chief Financial Officer